United Fuel & Energy Corporation
405 N. Marienfeld, Ste 300
Midland, TX 79701
P.O. Box 1920
Midland, TX 79702
Phone: 432-571-8000

June 30, 2008

VIA EDGAR (copy by overnight courier)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Michael Moran, Accounting Branch Chief

Re:	United Fuel & Energy Corporation
Form 10-K/A for the fiscal year ended December 31, 2006
Filed September 21, 2007
Form 10-Q for the quarterly period ended September 30, 2007
Filed November 14, 2007
Form 10-K for the fiscal year ended December 31, 2007
Filed April 15, 2008
File No. 000-32473

Dear Mr. Moran:

United Fuel & Energy Corporation (the “Company”), hereby submits the responses set forth below to your Comment Letter to the Company dated May 9, 2008 (the “Comment Letter”) pertaining to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006 and Annual Report on Form 10-K for the fiscal year ended December 31, 2007. The responses set forth below correspond to the numbered comments in the Comment Letter. For your convenience, we have included your original comment from the Comment Letter and followed it with our response.

Form 10-K/A December 31, 2006

Item 8. Financial Statements and Supplementary Data, page 29

Note 16 – Commitments and Contingencies, page 50

1.
We note that you identified several items that resulted in additional taxes payable to the State of Texas. Please quantify the amount of additional taxes owed for each item. Please also tell us how much of the additional amounts paid for each item identified related to taxes owed, penalties assessed and related interest.

U.S. Securities and Exchange Commission
June 30, 2008

The Company supplementally advises the Staff that the amount of additional taxes owed for each item were as follows:

•	Additional taxes on unreported purchases of fuel products totaled $427,000;

•	Additional taxes on sales of dyed diesel to non-permitted customers totaled $41,000;

•	Additional taxes on sales of dyed diesel to permitted customers exceeding the maximum monthly allowance of 10,000 gallons totaled $68,000; and

•	Additional taxes on sales of dyed diesel to permitted customers exceeding single load maximum limit of 7,400 gallons totaled $60,000.

Interest totaled $239,000 and penalties totaled $14,000.

2.
We note that the United States federal government assesses an excise tax on motor fuels. Please tell us whether you have incurred additional liabilities for federal excise taxes as a result of the information that was provided to you by the State of Texas. If additional liabilities have been incurred tell us whether you have accrued for these liabilities.

The Company supplementally advises the Staff that no additional liabilities for federal excise taxes were incurred as a result of the information that was provided to you by the State of Texas.

3.
We note that you recorded the additional expenses related to the tax matters with the State of Texas in 2005 and 2006. We further note that these taxes were related to fuel that was originally sold in the period from 2001 to 2003. Explain to us in more detail why you believed that it was appropriate to record the additional expenses in 2005 and 2006. Please identify for us the accounting guidance you used to determine that your accounting was appropriate. Please tell us your consideration of SFAS 154. Your disclosure appears to indicate that you believed that prospective treatment was appropriate because you received new information. Please tell us how the State of Texas was able to determine that you underpaid your taxes and why the information they used was not available to you at the time you sold the fuel and paid the associated taxes.

U.S. Securities and Exchange Commission
June 30, 2008

The Company supplementally advises the Staff that during the years 2001 through 2005, it believed it was accounting for fuel taxes correctly, and preparing and submitting the appropriate fuel tax returns properly. However, an audit performed by the State of Texas revealed that although the Company had been properly recording fuel purchases, it had been incorrectly preparing and submitting the fuel tax returns. The prospective treatment, based on new information, was the Company’s choice based on the fact that a restatement of the Company’s financial statements for the fiscal years ended December 31, 2002 and 2003 (the two years most affected by the additional fuel tax expense) would not have provided meaningful information to the Company’s investors. The charge to earnings was recognized as it became known through the audit process: $372,000 in 2005 and $469,000 in 2006. The final amount attributable to each “originating” year of 2001 through 2005 was not known until completion of the audit process in 2006. The Company notes that SFAS No. 154 does not change the guidance in APB Opinion 20 for reporting the correction of an error in previously issued financial statements.

Form 10-K December 31, 2007

Item 6. Selected Financial Data, page 17

4.
Net income (loss) divided by the common shares outstanding, as presented, does not reconcile to net income per common share. To improve transparency, supplement your presentation by including net income applicable to common shareholders.

The Company hereby undertakes to file an amendment on Form 10-K/A to its Annual Report on Form 10-K for the year ended December 31, 2007 (an “Amended 10-K”), which, among other things, will include a revised presentation of Selected Financial Data including the presentation of net income applicable to common shareholders. An excerpt of the revised presentation of Selected Financial Data to be included in the Amended 10-K is included for your review on Exhibit A attached to this letter.

Item 8. Financial Statements and Supplementary Data, page 30

Consolidated Statements of Operations, page 33

U.S. Securities and Exchange Commission
June 30, 2008

5.
We note your response to prior comment 10 and reissue our comment to revise your Statement of Operations to present the beneficial conversion feature associated with your preferred stock as reduction to income in arriving at net income available to common shareholders. Reference is made to SAB 6.B and EITF 98-5 paragraph 8.

The Company hereby undertakes to file an Amended 10-K, which, among other things, will include a revised Statement of Operations and a revised Note 5 to the Company’s financial statements to present the beneficial conversion feature associated with the Company’s preferred stock as a reduction to income in arriving at net income available to common shareholders. An excerpt of the revised Statement of Operations and revised Note 5 to be included in the Amended 10-K is included for your review on Exhibit B attached to this letter.

Note 2 - Restatement of Previously Issued Consolidated Financial Statements, page 40

6.
We note your response to prior comment 6 and the disclosure found in Note 2 of the 2007 10-K. Please revise your Note to distinguish the effects of each error. Please revise to include the $1.6 million deemed dividend as a reduction in arriving at net income available to common shareholders and as necessary adjust the affected per share amounts.

The Company hereby undertakes to file an Amended 10-K, which, among other things, will include a revised Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and a revised Note 2 to the Company’s financial statements to distinguish the effects of each previous error. An excerpt of the revised MD&A disclosure and the revised Note 2 to be included in the Amended 10-K is included for your review on Exhibit C attached to this letter.

* * * *

In connection with responding to the Staff's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
June 30, 2008

If you have any questions regarding these responses, please contact either the undersigned or Lyndon James at (432) 571-8000.

Very truly yours,

/s/ Frank P. Greinke

Frank P. Greinke
President and Chief Executive Officer

cc:	Lyndon James
Interim Chief Financial Officer

EXHIBIT A

Item 6. Selected Financial Data.

The following selected financial data should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this report and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of future operations or financial results.

	Years Ended December 31,
	2007	2006	2005	2004	2003
Statement of Operations Data		(Restated)
(in thousands)
Revenues	$446,038	$335,109	$283,588	$180,582	$146,345
Cost of sales	399,927	294,387	251,009	154,803	121,657
Gross profit	46,111	40,722	32,579	25,779	24,688

Operating expenses	48,398	33,254	27,723	22,674	21,072

Operating income (loss)	(2,287)	7,468	4,856	3,105	3,616

Other income (expense)
Interest expense	(5,284)	(4,612)	(3,239)	(1,955)	(1,958)
Amortization of debt issuance costs	(426)	(474)	(427)	(575)	(774)
Other income (expense), net	746	322	299	179	163
Total other expense	(4,964)	(4,764)	(3,367)	(2,351)	(2,569)

Income (loss) before income taxes	(7,251)	2,704	1,489	754	1,047

Income tax expense (benefit)	(2,038)	1,099	610	348	458

Net income (loss)	$(5,213)	$1,605	$879	$406	$589

Net income (loss) applicable to common equity	$(6,220)	$(770)	$879	$406	$589

Net income (loss) per common share:
Basic	$(0.30)	$(0.06)	$0.07	$0.04	$0.05
Diluted Diluted	$(0.30)	$(0.06)	$0.07	$0.04	$0.05

Weighted average common shares outstanding:
Basic	20,796	13,375	11,751	11,255	11,239
Diluted	20,999	13,530	11,946	11,412	11,239

Balance sheet data (as of year end)
Working capital	$57,127	$42,471	$35,303	$27,331	$(11,460)
Total assets	189,426	94,175	75,555	55,755	44,794
Long term debt, less current maturities	80,551	47,968	47,351	36,481	1,004
Stockholders’ equity	50,069	21,313	6,840	4,400	1,778

* * *

EXHIBIT B

UNITED FUEL & ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data )

	Years Ended December 31,
	2007	2006	2005
Revenues		(Restated )
Sales	$442,725	$331,258	$279,740
Other	3,313	3,851	3,848
Total revenues	446,038	335,109	283,588

Cost of sales, including $48,000 for 2007 attributable to related parties	399,927	294,387	251,009

Gross profit	46,111	40,722	32,579

Expenses
Operating	23,384	16,259	13,846
General and administrative	21,829	14,983	12,617
Depreciation, amortization and accretion	3,185	2,012	1,260
Total expenses	48,398	33,254	27,723

Operating income (loss)	(2,287)	7,468	4,856

Other income (expense)
Interest expense	(5,284)	(4,612)	(3,239)
Amortization of debt issue costs	(426)	(474)	(427)
Other income (expense), net	746	322	299
Total other expense	(4,964)	(4,764)	(3,367)

Income (loss) before income taxes	(7,251)	2,704	1,489

Income tax expense (benefit)	(2,038)	1,099	610

Net income (loss)	$(5,213)	$1,605	$879

Cumulative preferred stock dividend	$1,007	$737	$-

Beneficial conversion feature	$-	$1,638	$-

Net income (loss) applicable to common equity	$(6,220)	$(770)	$879

Net income (loss) per common share:
Basic	$(.30)	$(.06)	$.07
Diluted	$(.30)	$(.06)	$.07

Weighted average common shares outstanding:
Basic	20,796	13,375	11,751
Diluted	20,999	13,530	11,946

* * *

NOTE 5 – EARNINGS (LOSS) PER SHARE INFORMATION

The following table shows the reconciliation of basic and diluted earnings (loss) per share (in thousands except per share data):

	Year Ended December 31, 2006
	Income	Number of Shares	Per Share
	(Restated)		(Restated)
Net income	$1,605
Less: preferred stock dividends	(737)

Less: effect of beneficial conversion feature
as a deemed dividend	(1,638)

Basic EPS
Income (loss) available to common stockholders	(770)	13,375	$(.06)

Effect of diluted securities
Options	-	70
Warrants	-	85
Convertible preferred stock (a)	-	-

Diluted EPS
Income (loss) available to common stockholders plus assumed conversions	$(770)	13,530	$(.06)

(a)	Because the effect would be antidilutive, conversion of preferred stock is not included in the EPS calculation.

* * *

EXHIBIT C

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Restatement

We restated our December 31, 2006, Form 10-K and associated financial statements, because of errors resulting from material weaknesses in internal control, and failure to properly account for the beneficial conversion feature related to the convertible preferred stock issued in 2006.

We were recording cardlock revenue based upon cash received from credit card processors with the expectation that a reconciliation of inventory would provide verification of the sales. This inventory reconciliation process was not being preformed properly, thus resulting in a material weakness. One of the credit card processors used by us changed its method of electronic processing, and we were receiving cash, and thus recording revenue, from two separate sources. Because the inventory reconciliation process was not being performed properly, the double receipt of cash was undetected. Therefore, a reduction of revenues and an associated increase in liabilities were required to be recorded.
Restated amounts as of and for year ended December 31, 2006, are as follows:

* * *

NOTE 2 - RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

The Company restated its December 31, 2006, Form 10-K and associated financial statements because of errors resulting from material weaknesses in internal control, and failure to properly account for the beneficial conversion feature related to the convertible preferred stock issued in 2006.

The Company was recording cardlock revenue based upon cash received from credit card processors with the expectation that a reconciliation of inventory would provide verification of the sales. This inventory reconciliation process was not being preformed properly, thus resulting in a material weakness. One of the credit card processors used by the Company changed its method of electronic processing, and the Company was receiving cash, and thus recording revenue, from two separate sources. Because the inventory reconciliation process was not being performed properly, the double receipt of cash was undetected. Therefore, a reduction of revenues and an associated increase in liabilities was required to be recorded.

Restated amounts as of and for year ended December 31, 2006, are as follows: